Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 June 26, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                               Re: FT 8792
              Balanced Income Equity and ETF Portfolio, Series 44
                                 (the "Trust")
                      CIK No. 1810348 File No. 333-238841
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Selection Process
---------------------------

      1. THE STAFF NOTES THAT THE DISCLOSURE PROVIDES THAT THE TRUST WILL INVEST APPROXIMATELY 50% IN COMMON STOCKS OF DIVIDEND-PAYING COMPANIES AND APPROXIMATELY 50% IN ETFS WHICH INVEST PRIMARILY IN FIXED-INCOME SECURITIES. PLEASE DESCRIBE IF THERE IS ANY CRITERIA AS TO THE DURATION OR MATURITY IN RELATION TO THE TRUST'S FIXED-INCOME INVESTMENTS. ADDITIONALLY, IF THE UNDERLYING ETFS INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE INCLUDE APPROPRIATE LIBOR RISK DISCLOSURE. LASTLY, PLEASE SPECIFY THE TYPES OF FIXED-INCOME SECURITIES THE FUNDS HELD BY THE TRUST WILL INVEST IN.

      Response: The Sponsor does not use any criteria as to duration or maturity in selecting the ETFs for the Trust's portfolio. In addition, if the Trust's final portfolio has exposure to securities that reference LIBOR, appropriate risk disclosure will be added to the Trust's prospectus. Lastly, the Trust notes that the disclosure, as currently presented, describes that the underlying ETFs invest "primarily in fixed-income securities which include corporate and government bonds."

      2. THE STAFF NOTES THE INCLUSION OF GENERIC SELECTION CRITERIA FOR THE ETFS AND COMMON STOCKS IN THE LAST TWO PARAGRAPHS OF THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS." PLEASE MAKE THIS DISCLOSURE MORE PRECISE AND TAILORED TO THE TRUST'S INVESTMENTS.

      Response: The Trust believes that the referenced second paragraph of the section entitled "Portfolio Selection Process" describes selection criteria that is tailored to the Trust's investments when read in conjunction with the first paragraph of that section. Additionally, in accordance with the Staff's comment, the third paragraph of the "Portfolio Contents Section" will be replaced in its entirety with the following:

         "Our selection process attempts to find the common stocks with the best prospects for current monthly income and capital appreciation by identifying those that meet our investment objectives, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows."

Risk Factors
------------

      3. PLEASE UPDATE THE RISK DISCLOSURES IN LIGHT OF CURRENT MARKET CONDITIONS, INCLUDING UPDATING THE INTEREST RATE RISK DISCLOSURE TO NOTE CURRENT HISTORICALLY LOW INTEREST RATES AND GOVERNMENTAL INTERVENTIONS AND THEIR IMPACT ON THE TRUST'S INVESTMENTS. SEE IMGU-2014-01.

      Response: The "Market Risk" and "Interest Rate Risk" disclosure in the prospectus will be replaced with the following:

      MARKET RISK. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but has resulted in disruptions to manufacturing, supply chains and sales in affected areas and negatively impacted global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      Government interventions aimed at curtailing the distress to financial markets caused by the COVID-19 outbreak such as the Federal Reserve's $700 billion quantitative easing program announced in March 2020, coupled with reducing the Federal funds rate to near-zero, may not work as intended and may result in increased volatility in financial markets. Quantitative easing refers to purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. The impact of government interventions on the markets, and the practical implications for market participants, may not be fully known for some time.

      INTEREST RATE RISK. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. Due to the current period of historically low rates, the securities held by the Trust may be subject to a greater risk of rising interest rates than would normally be the case.

      4. THE RISK FACTORS IDENTIFY EMERGING MARKETS RISK AS A PRINCIPAL RISK. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, EITHER DIRECTLY OR THROUGH THE UNDERLYING ETFS, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA.

      Response: The Trust notes that exposure to China is not a part of the Trust's principal investment strategy. However, to the extent practicable, if the Trust determines that there is material exposure to China, appropriate risk disclosure will be included.

      5. THE RISK FACTORS IDENTIFY LEVERAGE RISK AS A PRINCIPAL RISK. PLEASE INCLUDE IN THE PORTFOLIO CONTENTS SECTION THE TYPES OF SECURITIES THAT THE TRUST HOLDS THAT MAY GIVE RISE TO THIS PRINCIPAL RISK.

      Response: The referenced disclosure will be deleted from the Trust's "Principal Risks."

      6.  AS  THE  PORTFOLIO  WILL  CONSIST  OF  COMPANIES  WITH  VARIOUS MARKET
CAPITALIZATIONS, PLEASE CONSIDER WHETHER RISKS OF MID-CAP SECURITIES, AND/OR SMALL-CAP SECURITIES SHOULD BE IDENTIFIED AS PRINCIPAL RISKS IN ADDITION TO LARGE-CAP SECURITIES OR EXPLAIN WHY NOT.

      Response: Depending on the final portfolio for the Trust, appropriate market capitalization risk disclosure will be included.

Public Offering
---------------

      7. PLEASE DISCLOSE THE MAXIMUM SALES CHARGE IN THIS SECTION.

      Response: The paragraph under the section of the prospectus entitled "Maximum Sales Charge" will be replaced in its entirety with the following:

         "The maximum sales charge of 2.75% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee."

General Comments
----------------

      8. ALTHOUGH THE INFORMATION SUPPLEMENT IS NOT PART OF THE PROSPECTUS, PLEASE NOTE THAT THE REGISTRANT SHOULD MAKE SURE THAT THE INFORMATION SUPPLEMENT IS ACCURATE AND ONLY REFLECTS INFORMATION AS TO THE INVESTMENTS OF THE TRUST COVERED BY THE REGISTRATION STATEMENT.

      Response: Given that certain of the underlying Funds held by the Trust have portfolios that can change over time, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. However, the following disclosure will be added to the Trust's prospectus to clarify that the Trust/underlying Funds will not always have exposure to or invest in certain investments included in the Information Supplement:

         "You should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement. In addition, the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time."

In addition, the following disclosure will be added to the lead in paragraph to the Information Supplement:

          "However, you should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in this Information Supplement. In addition, the underlying Funds' exposure to the investments described below is not fixed and may change over time."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                        ________________________
                                                           Daniel J. Fallon